News Release
B2Gold Corp: Maiden Saprolite Mineral Resource Estimate - Fekola Project, Mali

Vancouver, June 15, 2017 - B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the maiden Mineral Resource estimate for the Anaconda area of the Fekola Project located in southwestern Mali and new exploration drill results from beneath the saprolite and for Anaconda. This initial Inferred Mineral Resource estimate is 21.59 million tonnes at 1.11 g/t gold for 767,000 ounces. The estimate is reported within a series of pit shells and above a 0.35 g/t gold cutoff grade. This saprolite-hosted gold mineralization remains open and B2Gold’s Exploration group is continuing to explore the edges of the known zones, and test for additional saprolite hosted mineralized zones and Fekola-style mineralization within the bedrock.

Highlights

  The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike

  At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres

  A conceptual engineering study is underway for Anaconda to determine the economics of mining and processing the soft saprolite material. Initial results indicate the potential for a standalone operation

  The 2016 exploration program identified several bedrock structures, below the saprolite, that may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones. Further drilling is ongoing to test these zones

  Recent significant drill results at the Kiwi zone to the north of the projected Fekola pit, containing up to 2.14 g/t over 25 metres in FSER_173

Anaconda Resource Estimation Details

The effective date of the Mineral Resource estimate is March 22, 2017. A total of 2,007 drill holes (107,048 metres of drilling) were used in the estimate. Of the total, there are 1,629 aircore drill holes (66,550 metres), 266 reverse circulation (“RC”) holes (31,778 metres) and 112 diamond drill core (“DD”) holes (8,720 metres). Much of the area is drilled at 40-metre by 40-metre spacing with local areas infilled to 20-metres by 20-metres and some areas drilled to 80-metres by 80-metres. A twin drilling program of 37 pairs of aircore to RC or aircore to DD were completed and results between aircore and DD and RC twins were comparable. Additionally, three 20-metre by 20-metre areas were infill drilled at 5-metre by 5-metre drill spacing with diamond drill core to test for grade continuity and to compare core results versus aircore and RC.

March 2017 Saprolite Inferred Mineral Resource Estimate Statement

(Base case is highlighted)

Gold Cutoff Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Metal (Ounces)
0.2	32,340,000	0.83	866,000
0.3	26,170,000	0.97	815,000
0.35	21,590,000	1.11	767,000
0.4	17,500,000	1.28	718,000
0.5	13,700,000	1.51	664,000
0.6	12,540,000	1.60	644,000
0.7	12,050,000	1.64	634,000
0.8	11,500,000	1.68	621,000
0.9	10,640,000	1.74	597,000
1.0	9,720,000	1.82	569,000

Notes to accompany Mineral Resource Table:
1-	Mineral Resources have an effective date of March 22, 2017 and are reported on a 100% ownership basis
2-	The Qualified Person for the estimate is Tom Garagan, P.Geo., B2Gold’s Senior Vice President of Exploration
3-

Resources are reported within a conceptual Lerchs-Grossmann pit shell assuming the following parameters: gold price of US$1400/oz., gold recovery of 95%, mining cost of US$1.75/t, processing cost of US$8.10/t mill feed, G&A cost of US$2.75/t mill feed, and 35 degree pit slope angles

4-	Inferred Mineral Resources are reported at a cutoff grade of 0.35 g/t gold
5-

Mineral Resources have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

6-

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration

7-	Figures are rounded and may not sum

Regolith model, including bases of laterite, saprolite and saprock, was built in 3D from detailed drill hole logging of weathering intensity and lithology. Mineralization zones at nominal grade thresholds of 0.2 g/t gold and 0.6 g/t gold were built in 3D and were used to control the gold grade estimates.

Gold assays were capped prior to compositing to two metres, with capping at 2.5 g/t for the 0.2 g/t shell, 16 g/t for the 0.6 g/t shell and 2.0 g/t for laterite. Capping levels were based on statistics and spatial consideration of the high-grade assays. Block model gold grades were estimated into 20-metre by 20-metre by 2-metre blocks using Ordinary Kriging. Composite sharing across the mineralization zone and laterite contacts was not warranted.

A total of 1,641 bulk density measurements using the water-displacement method on dried laterite, saprolite and saprock samples were completed at the project site. The average densities used for tonnage and contained metal estimates are 2.07 t/m3 for laterite, 1.44 t/m3 for saprolite and 1.90 t/m3 for saprock.

Inferred Mineral Resources are supported by a nominal drill hole spacing of 80-metres by 80-metres; however, 90% of the reported resource has been drilled to the tighter 40-metre by 40-metre drill spacing.

The block model estimates were checked against input composite data visually on screen and on paper plots. Additional checks completed include swath plots, and comparison of original and declustered composites versus kriged block model results by domain.

West African Exploration Update

In April 2017, the Company’s Board of Directors approved an additional $7 million worth of proposed exploration expenditures, which increases the West African exploration budget to approximately $27 million for 2017. These additional funds will allow for the advancement of prospects that are currently over and above the focus of ongoing exploration programs.

Mali Exploration Results

Drilling is currently underway at the Kiwi zone, which is located directly to the north of, and along strike of, the current Fekola Deposit pit boundary. The Kiwi zone sits above the Fekola Deeps zone, and is open to the north, where previous deeper drilling had intersected wide zones of good-grade mineralization (see below). Prior to the Kiwi drilling, the Company assumed the Fekola Deeps zone could have the potential to be mined from underground in later years. If the Kiwi zone continues to intercept gold mineralization at depth, then the potential would be to extend the Fekola pit to the north and mine a portion of Kiwi and Fekola Deeps by open pit. Recent highlights from Kiwi zone drilling include:

Hole ID	Zone	From (m)	To (m)	Length (m)	Gold (g/t)	Horizon
FSER_172	Kiwi	3.00	22.00	19.00	1.43	Regolith
and	Kiwi	22.00	38.00	16.00	1.47	Rock
FSER_173	Kiwi	21.00	46.00	25.00	2.14	Rock
FSER_174	Kiwi	28.00	52.00	24.00	1.19	Rock
FSER_175	Kiwi	10.00	28.00	18.00	1.64	Regolith
and	Kiwi	29.00	46.00	17.00	1.86	Rock
FSER_176	Kiwi	0.00	33.00	33.00	0.92	Regolith
and	Kiwi	33.00	42.00	9.00	1.33	Rock
FSER_177	Kiwi	6.00	29.00	23.00	0.99	Regolith
and	Kiwi	34.00	39.00	5.00	1.22	Rock

FSER_178	Kiwi	22.00	44.00	22.00	1.81	Rock
FSER_179	Kiwi	7.00	25.00	18.00	1.94	Regolith
and	Kiwi	25.00	32.00	7.00	2.38	Rock
FSER_181	Kiwi	7.00	25.00	18.00	1.19	Regolith
FKD_201	Kiwi	238.40	244.75	6.35	2.21	Rock

Drilling continues on the Kiwi zone.

Fekola Deeps

(Previously released)

Hole ID	Section (N)	From	To	Length (m)	Gold (g/t)
FKD_148	1388240	421.30	454.30	33.00	2.90
incl.		440.30	446.30	6.00	7.97
FKD_179	1388413	488.60	507.60	19.00	3.88
and		515.50	529.19	13.69	1.95
FKD_181	1388612	425.20	470.58	45.38	4.77
incl.		425.20	434.60	9.40	10.70
and		438.60	444.80	6.20	9.23
FKD_182	1388350	457.30	473.10	15.80	2.98
incl.		467.25	472.10	4.85	4.41
FKD_183	1388275	445.10	479.30	34.20	3.27
incl.		463.00	471.00	8.00	8.33
FKD_184	1388500	490.00	515.05	25.05	2.37
incl.		499.70	508.00	8.30	3.54

For the remainder of 2017, in addition, drilling will continue to explore multiple targets along the Fekola trend and adjacent to and under the saprolite-hosted gold resources at Anaconda. A sample of recent bedrock drill results under the saprolite hosted gold zones are as follows:

Anaconda

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSR_132	42.00	63.00	21.00	6.84
and	142.00	164.00	22.00	1.19
MSD_007	16.00	35.80	19.80	1.65
Incl.	28.70	35.80	7.10	3.65
MSD_009	105.00	118.00	13.00	1.53
MSR_169	32.00	45.00	13.00	2.77

Incl.	37.00	45.00	8.00	4.26
MSR_171	45.00	56.00	11.00	1.56
MSR_173	27.00	42.00	15.00	4.37
MSR_217	35.00	46.00	11.00	1.69
MSD_040*	89.80	101.60	11.80	1.60
and	142.40	158.80	8.40	1.98
MSD_106*	48.10	68.15	20.05	1.05

*indicates new drill results

Mamba

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSR_247	74.00	84.00	10.00	2.22
MSR_239	58.00	68.00	10.00	1.76
MSD_046	149.60	155.30	5.70	2.90
and	243.66	253.10	9.44	4.26
MSR_228*	171.00	181.20	10.20	1.32

*indicates new drill results

Cascabel

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MSD_040	89.80	101.60	11.80	1.60
and	142.40	158.80	8.40	1.98
MSD_106	48.10	68.15	20.05	1.05
MSR_259	122.00	130.00	8.00	1.27
MSR_228	171.00	181.20	10.20	1.32
MSR_259*	122.00	130.00	8.00	1.27
MSR_243*	137.00	149.00	12.00	1.10
incl	138.00	145.00	5.00	1.97
and	165.00	178.00	13.00	1.66
incl	166.00	170.00	4.00	3.75

*indicates new drill results

Burkina Faso

Drilling is ongoing at the Toega prospect in Burkina Faso. Three drill rigs are currently on site with the objectives of expanding known mineralization at Toega and stepping out to test for additional mineralization at other targets in the region. Highlights from recent drilling include NKDD030, which intersected 22.40 metres at 5.20 g/t gold, from 242.00 metres. A maiden Mineral Resource estimate for Toega is scheduled for completion in the third quarter of 2017.

Quality assurance and quality control (QA/QC) measures on assaying and sample preparation include regular insertion of certified reference, field duplicate and blank sample materials prior to submission of samples to the laboratory. QA/QC sample insertion rates are 1:35 for standards and blanks. QA/QC data are reviewed on a continuous basis and before data are imported into the database. Comprehensive QA/QC reports are generated and reviewed monthly by senior staff. Data imported into the project database are subject to validation, which includes checks on surveys, collar coordinates, lithology data, and assay data. Sample security measures include moving all samples from the drill site to the Toega and Fekola camp yards at the end of each drill shift, and tracking of sample shipments using industry-standard procedures.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, the Company has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Finland. Construction of the Company’s Fekola Mine in southwest Mali is approximately three months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, the Company is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 545,000 and 595,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 45,000 and 55,000 ounces); and in 2018 significantly increasing to between 900,000 and 950,000 ounces, with the inclusion of the anticipated first full-year of commercial production at the Fekola Mine.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, statements regarding the Company’s growth, continued exploration, Mineral Resource estimates, including Inferred Mineral Resource estimate for the Anaconda area of Fekola, the potential for a standalone operation based on initial results of an engineering study, continued drilling along the Fekola trend and Anaconda and the results thereof, potential to advance further prospects due to increased exploration budget, anticipated completion of the Toega Mineral Resource estimate in Q3 of 2017, production estimates, the Company’s future cost structure and anticipated timing of construction and production at Fekola. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; the final outcome of the audit by the DENR in relation to our Masbate Gold Project; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), including the Form 40-F, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Tom Garagan, P.Geo., B2Gold’s Senior Vice President of Exploration, a qualified person under National Instrument 43-101, has approved the scientific and technical information contained in this news release. As Senior Vice President of Exploration, Tom Garagan supervises all work.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute “reserves” in filings with the SEC. Accordingly, while Mineral Resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit companies to disclose Mineral Resources in their filings with the SEC. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Investors are specifically cautioned not to assume that any part or all of “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be converted into a higher category, including SEC defined mineral reserves. Investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. For the above reasons, information contained in this news release regarding mineral properties is not comparable to similar information made public by companies that report in accordance with U.S. standards.